SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Daniel Ho

Qatar Airways Group Q.C.S.C

Qatar Airways Tower 1

P.O. Box 22550

Doha, Qatar

974 (4022) 3111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

David E. Brown, Jr.

Alston & Bird LLP

950 F Street NW

Washington, DC 20004

(202) 239 3345

January 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Qatar Airways Group Q.C.S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*

Based on 606,407,693 shares of Common Stock outstanding as of September 30, 2021, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 10, 2021, and rounded up in accordance with the instructions for the Cover Page of Schedule 13D.

1	NAME OF REPORTING PERSON Qatar Airways Investments (UK) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,768
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Based on 606,407,693 shares of Common Stock outstanding as of September 30, 2021, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 10, 2021, and rounded up in accordance with the instructions for the Cover Page of Schedule 13D.

This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Qatar Airways Group Q.C.S.C (formerly known as Qatar Airways Q.C.S.C., “Qatar Airways”) and Qatar Airways Investments (UK) Ltd. (“QAI UK”; together with Qatar Airways, the “Reporting Persons”) on January 17, 2017 (as amended, the “Schedule 13D”) as amended by Amendment No. 1 filed by the Reporting Persons on September 7, 2021 and Amendment No. 2 filed by the Reporting Persons on December 16, 2021 with respect to the Common Stock, no par value, of LATAM Airlines Group S.A. (“LATAM” or the “Issuer”). Capitalized terms used but not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 12, 2022, QAI UK, Costa Verde Aeronáutica S.A., and Delta Air Lines, Inc. (collectively, the “Facilitating Shareholders”) entered into a Backstop Commitment Agreement with LATAM and the other Debtors (as may be amended, modified, or supplemented, the “BCA”), setting forth the terms by which each Facilitating Shareholder, severally and not jointly, will participate in the rights offering for the common stock rights offering and/or a tranche of unsecured notes convertible into shares of reorganized LATAM equity in connection with the Company Plan and in furtherance of the terms of the RSA. The Reporting Persons anticipate that their percentage ownership in LATAM following the transaction will be no greater that their percentage ownership prior to the transaction. Also on January 12, 2022, the Debtors, the Facilitating Shareholders and certain members of the Ad Hoc Group constituting the Requisite Commitment Creditors (as defined in the RSA) entered into an amendment to the RSA (the “RSA Amendment”) with respect to the terms of the tranche of the unsecured convertible notes rights offering in which the Facilitating Shareholders would participate.

The foregoing descriptions of the BCA and the RSA Amendment are qualified in their entirety by the express terms of such agreements, copies of which are attached hereto as Exhibit 7.4 and Exhibit 7.5 and are incorporated herein by reference.

The Reporting Persons disclaim membership in a “group” within the meaning of Section 13(d) of the Act and Regulation 13D-G thereunder, with any other person, including the Other Shareholders or any member of the Ad Hoc Group, and nothing in this Amendment No. 3 shall be deemed an admission that the Reporting Persons are a member of a “group” within the meaning of Section 13(d) of the Act and Regulation 13D-G thereunder.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit

7.4	Backstop Commitment Agreement, dated as of January 12, 2022, incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer on January 13, 2022.

7.5	First Amendment to Restructuring Support Agreement, dated as of January 12, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2022

QATAR AIRWAYS GROUP Q.C.S.C.

/s/ Akbar Al Baker
Name: Akbar Al Baker
Title: Group Chief Executive

QATAR AIRWAYS INVESTMENTS (UK) LTD.

/s/ Daniel Ho
Name: Daniel Ho
Title: Director